UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the fiscal year ended December 31, 2009

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from             to             .

Commission file number 1-2376

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION

1735 MARKET STREET

PHILADELPHIA, PA 19103

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and the Employee Welfare Benefits Plan Committee

FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 25, 2010

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

(In thousands)

	2009	2008
Assets:
Investments	$460,260	387,302
Receivables:
Contributions receivable	1,111	555
Participants’ loans receivable	7,246	7,393

Net assets reflecting all investments at fair value	468,617	395,250
Adjustment from fair value to contract value for fully benefit responsive investment contracts (note 2)	1,106	3,592

Net assets available for benefits	$469,723	398,842

See accompanying notes to financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2009 and 2008

(In thousands)

	2009	2008
Additions:
Interest and dividend income	$7,274	14,846
Net appreciation (depreciation) in investments (note 3)	75,483	(116,587)
Contributions:
Participants	16,682	17,516
Employer	6,849	5,123

Total additions (deductions)	106,288	(79,102)
Deductions:
Benefits paid to participants (note 1)	35,116	54,983
Administrative expenses (notes 1, 2 and 4)	291	236

Total deductions	35,407	55,219

Net increase (decrease)	70,881	(134,321)
Net assets available for benefits, beginning of year	398,842	533,163

Net assets available for benefits, end of year	$469,723	398,842

See accompanying notes to financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1) Description of the Plan

The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. A more complete description of the Plan’s provisions may be found in the Plan document.

(a) General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees of FMC Corporation (FMC or the Company) (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b) Contributions

Participants may elect to defer not less than 2% and no more than 50% of their annual compensation, and contribute it to the Plan’s trust on a pretax or Roth (after-tax) basis up to the Internal Revenue Code Section 402(g) limit for 2009 of $16,500. Participants who are age 50 or older by the end of the plan year may choose to contribute pretax catch-up contributions, up to a maximum of $5,500. Participants may also elect to make traditional after-tax contributions (all contributions may not exceed 50% of their total compensation in the aggregate). For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions of 80% of the portion of those contributions up to 5% of the employee’s compensation (Basic Contribution), regardless of the $16,500 402(g) limit. The Company matching contributions are paid in the form of cash and are allocated to participant accounts based upon the participant’s investment elections. For the 2009 plan year, total annual contributions from all sources, other than catch-up contributions, were limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $49,000.

Additionally, effective July 1, 2007, all newly hired and rehired salaried and nonunion hourly employees of the Company receive an annual employer contribution of 5% of the employee’s eligible compensation. This amount is contributed to the employee’s account after the end of each plan year. This change was instituted for these employees effective July 1, 2007, since newly hired and rehired salaried and nonunion hourly employees are no longer eligible for the Company’s defined benefit plan. The 5% contribution funds are not eligible for participant withdrawals and loans (note 1(g)) but are subject to the same vesting requirements as discussed in note 1(e). Additionally the 5% contribution funds are included in the 415(c) limit described above but not in the $16,500 402(g) limit on pre-tax contributions also described above. The amount of these 5% contributions funds included in the Statement of Changes in Net Assets Available for Benefits were approximately $1,111,000 and $555,000 for the years ended December 31, 2009 and 2008, respectively.

4

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(c) Trust

The Company established a trust (the Trust) at Fidelity Management Trust Company (the Trustee) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d) Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Investment options include the following:

FMC Stock – Funds are invested in the common stock of FMC Corporation.

Clipper Fund – Funds are invested in common stock of corporations that are considered undervalued by the fund manager, and in long-term bonds.

Fidelity Blue Chip Growth Fund Class K – Funds are invested primarily in the common stock of well-known and established companies. (Effective January 7, 2009, this fund was closed to new investments within the Plan. This fund was converted to K shares which have lower expenses than retail shares effective November 20, 2009.)

Fidelity Capital and Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

Fidelity Diversified International Fund Class K – Funds are invested primarily in stock of companies located outside the United States. (This fund was converted to K shares which have lower expenses than retail shares effective November 20, 2009.)

Fidelity Freedom Funds – A series of asset allocation funds: Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. The five target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.

Fidelity Freedom Income Fund – Designed for those already in retirement, the fund emphasizes bond and money market mutual funds.

Fidelity Low-priced Stock Fund Class K – Funds are heavily invested in stocks considered to be undervalued by the fund manager, which can lead to investment in small- and medium sized companies. (This fund was converted to K shares which have lower expenses than retail shares effective November 20, 2009.)

Fidelity Magellan Fund Class K – Funds are primarily invested in common stock of growth or value companies. (This fund was converted to K shares which have lower expenses than retail shares effective November 20, 2009.)

Fidelity Managed Income Portfolio II Class 2 – Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. For the plan years ended December 31, 2009 and 2008, the effective annual yield for the fund was approximately 1.88% and 3.84%, respectively and the crediting interest rates for the fund was approximately 1.53% and 3.48%, respectively.

5

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Fidelity Puritan Fund Class K– Funds are invested in both equity and debt securities, including lower-quality debt securities, and U.S. and foreign securities, including those in emerging markets. (This fund was converted to K shares which have lower expenses than retail shares effective November 20, 2009.)

Fidelity Retirement Government Money Market Portfolio – Funds are invested in short-term obligations of the U.S. government or its agencies.

Fidelity U.S. Equity Index Pool Fund – Funds are invested primarily in common stock of the 500 companies that comprise the S&P 500.

John Hancock International Classic Value Fund – Class I – Funds are invested primarily in equity securities of foreign companies of any size. (Effective April 23, 2009, this fund ceased to exist and was liquidated.)

John Hancock Classic Value Fund – Class I – Funds are invested primarily in domestic equity securities, which are currently considered undervalued relative to the market by the fund manager, based on estimated future earnings and cash flow.

Morgan Stanley Institutional Fund Trust Mid-Cap Growth – Funds are invested primarily in common stock of small- to mid-sized companies that are expected to grow rapidly and perform well.

Franklin Mutual Quest Fund Class Z – Funds are invested primarily in common and preferred stock, debt securities, and convertible securities that are considered undervalued by the fund manager.

Allianz CCM Emerging Companies Fund – Institutional Class – Funds are invested primarily in common stock of companies with market capitalizations of at least $100 million that the fund manager believes have the potential for growth.

PIMCO Total Return Institutional Class – Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.

Royce Special Equity Institutional Class – Fund invests at least 80% of its assets in common stock of companies with market capitalizations less than $1 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers’ assessment of their economic value.

Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U.S.-headquartered companies that the fund manager believes have long-term growth potential.

Spartan International Index Fund – Fund normally invests at least 80% of its assets in common stock included in the Morgan Stanley Capital International Europe, Australasia, and the Far East Index (MSCI EAFE Index), which represents the performance of developed stock markets outside the United States and Canada.

6

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(e) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is applied using a graded scale that is based on years of service. A participant is 100% vested after five years of service.

(f) Payment of Benefits

Upon termination of service due to retirement, death, disability, or attainment of age 59 1/2, any participant or, if applicable, their beneficiary, may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. Participants or beneficiaries whose accounts were valued at not less than $1,000 upon termination are able to elect to defer their lump-sum distribution or receive installments (annually, quarterly, or monthly) over a period of 20 years or less or over the life expectancy of the participant.

(g) Participant Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of their vested account balances. Withdrawals from participants’ after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. All loans must be repaid over a period not greater than 60 months with interest charged at the prime rate. As of December 31, 2009, the interest rates on the participant loans range from 3.25% to 9.25%.

(h) Forfeited Accounts

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $333,331 and $331,861, respectively. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. In 2009 and 2008, $56,983 and $1,304,079, respectively, were paid from forfeited nonvested accounts to reduce employer contributions. Also, in 2009 and 2008, $210,972, and $158,894, respectively, in plan expenses were paid from forfeited nonvested accounts.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a) Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

(b) Fully Benefit-Responsive Investment Contracts

The Plan applies the accounting guidance that requires that investment contracts held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a

7

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fully benefit-responsive investment contracts that are part of the Plan are included in the Fidelity Managed Income Portfolio II Class 2 Fund. As required by the accounting guidance, the statement of net assets available for benefits presents the difference between the fair value of the investment contracts and their contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(c) Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Quoted or estimated market prices and Net Asset Value (NAV) for mutual fund and stock (FMC Corporation) funds are used to value investments. Participants’ loans are valued at their outstanding balances, which approximates fair value. Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as of the ex-dividend date. Interest is recorded as earned on the accrual basis.

The Plan invests in benefit-responsive investment contracts with banks and insurance companies that guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These investment contracts are presented at fair value on the statement of net assets available for benefits and adjusted to contract value, which is equal to principal balance plus accrued interest.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(e) Payment of Benefits

Benefit payments are recorded when paid.

(f) Expenses

The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts as provided for in the Plan.

(g) Recently Issued Accounting Standard

In September 2006, the Financial Accounting Standard Board (FASB) issued authoritative guidance to account for fair value measurements. This literature defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. The guidance applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. On February 12, 2008, additional guidance was issued on fair value measurements,

8

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

which delayed its effective date by one year for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statement on a recurring basis. The Plan adopted the guidance for financial assets and liabilities on January 1, 2008. Other than new disclosure, there was no impact to the financial statements upon adoption of the guidance. The fair value measurement guidance for nonfinancial assets or nonfinancial liabilities was adopted on January 1, 2009. The Plan currently does not have any nonfinancial assets or nonfinancial liabilities. See note 8 for additional information regarding the adoption of this accounting literature.

In September 2009, the FASB issued authoritative guidance on investments in certain entities that calculate net asset value per share (or its equivalent). The new literature provides guidance for measuring the fair value of investments in certain entities that do not have a quoted market price, but calculate net asset value per share or its equivalent. The guidance was effective for the Plan for the year ended December 31, 2009 and the effect of the adoption had no impact on the statements of net assets available for benefits or the statements of changes in net assets available for benefits. See note 8 for additional disclosures regarding certain plan investments that use net asset value in the determination of fair value.

(3) Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008:

	December 31,
	2009	2008
	(in thousands)
FMC Stock	$159,306	137,771
Fidelity Managed Income Portfolio II Class 2	88,006	88,518

9

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

For the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Year ended December 31,
	2009	2008
	(in thousands)
FMC Stock	$34,311	(25,827)
Clipper Fund	3,502	(10,906)
Fidelity Blue Chip Growth Fund Class K	4,087	(6,943)
Fidelity Capital and Income Fund	3,282	(3,159)
Fidelity Diversified International Fund Class K	4,255	(13,356)
Fidelity Freedom 2000 Fund	42	(66)
Fidelity Freedom 2010 Fund	839	(1,704)
Fidelity Freedom 2020 Fund	1,694	(2,798)
Fidelity Freedom 2030 Fund	785	(1,508)
Fidelity Freedom 2040 Fund	479	(719)
Fidelity Freedom Income Fund	72	(148)
Fidelity Low-Priced Stock Fund Class K	4,443	(9,067)
Fidelity Magellan Fund Class K	1,958	(5,088)
Fidelity Managed Income Portfolio II Class 2	—	10
Fidelity Puritan Fund Class K	1,319	(3,015)
Fidelity U.S. Equity Index Pool Fund	1,885	(4,354)
John Hancock International Classic Value Fund I	(6)	(213)
John Hancock Classic Value Fund I	224	(650)
Morgan Stanley Institutional Fund Trust Mid Cap Growth	4,089	(6,477)
Franklin Mutual Quest Fund Class Z	2,560	(6,741)
Allianz CCM Emerging Companies Fund - Institutional Class	501	(1,302)
PIMCO Total Return - Institutional Class	939	(697)
Royce Special Equity - Institutional Class	496	(483)
Sequoia Fund	2,686	(7,987)
Spartan International Index Fund	1,041	(3,389)

	$75,483	(116,587)

(4) Related-Party Transactions

Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and certain administrative services amounted to $291,457 and $236,326 for the years ended December 31, 2009 and 2008, respectively.

10

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 22, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(8) Fair Value Measurements

The Plan has categorized its assets that are recorded at fair value, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial assets fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Our recurring financial assets recorded on the Statements of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access (examples include active exchange-traded equity securities and exchange-traded mutual funds).

Level 2 – Values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset. Examples of Level 2 inputs include quoted prices for identical or similar assets or liabilities in nonactive markets and pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3 – Values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

11

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The following table presents the Plan’s fair value hierarchy for those financial assets measured at fair value on a recurring basis in the Plan’s Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008. The Plan currently does not have any nonfinancial assets, nonfinancial liabilities, financial assets or financial liabilities measured at fair value on a non-recurring basis.

	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in thousands)
FMC Stock	$159,306	159,306	—	—
Clipper Fund	13,001	13,001	—	—
Fidelity Blue Chip Growth Fund Class K	12,995	12,995	—	—
Fidelity Capital and Income Fund	10,712	10,712	—	—
Fidelity Diversified International Fund Class K	19,313	19,313	—	—
Fidelity Freedom Funds	21,609	21,609	—	—
Fidelity Low-Priced Stock Fund Class K	16,227	16,227	—	—
Fidelity Magellan Fund Class K	7,156	7,156	—	—
Fidelity Managed Income Portfolio II Class 2	88,006	—	88,006	—
Fidelity Puritan Fund Class K	7,329	7,329	—	—
Fidelity Retirement Government Money Market Portfolio	17,757	—	17,757	—
Fidelity U.S. Equity Index Pool Fund	8,862	—	8,862	—
John Hancock Classic Value Fund I	1,007	1,007	—	—
Morgan Stanley Institutional Fund Trust Mid Cap Growth	11,522	11,522	—	—
Franklin Mutual Quest Fund Class Z	16,399	16,399	—	—
Allianz CCM Emerging Companies Fund - Institutional Class	2,208	2,208	—	—
PIMCO Total Return - Institutional Class	18,595	18,595	—	—
Royce Special Equity - Institutional Class	2,650	2,650	—	—
Sequoia Fund	20,177	20,177	—	—
Spartan International Index Fund	5,429	5,429	—	—

Investment assets at fair value	$460,260	345,635	114,625	—

12

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(in thousands)
FMC Stock	$137,771	137,771	—	—
Clipper Fund	9,722	9,722	—	—
Fidelity Blue Chip Growth Fund	10,085	10,085	—	—
Fidelity Capital and Income Fund	5,093	5,093	—	—
Fidelity Diversified International Fund	14,386	14,386	—	—
Fidelity Freedom Funds	13,549	13,549	—	—
Fidelity Low-Priced Stock Fund	11,543	11,543	—	—
Fidelity Magellan Fund	4,922	4,922	—	—
Fidelity Managed Income Portfolio II Class 2	88,518	—	88,518	—
Fidelity Puritan Fund	6,310	6,310	—	—
Fidelity Retirement Government Money Market Portfolio	19,711	—	19,711	—
Fidelity U.S. Equity Index Pool Fund	6,893	—	6,893	—
John Hancock International Classic Value Fund I	240	240	—	—
John Hancock Classic Value Fund I	590	590	—	—
Morgan Stanley Institutional Fund Trust Mid Cap Growth	6,526	6,526	—	—
Franklin Mutual Quest Fund Class Z	14,035	14,035	—	—
Allianz CCM Emerging Companies Fund - Institutional Class	1,708	1,708	—	—
PIMCO Total Return - Institutional Class	12,598	12,598	—	—
Royce Special Equity - Institutional Class	1,619	1,619	—	—
Sequoia Fund	17,494	17,494	—	—
Spartan International Index Fund	3,989	3,989	—	—

Investment assets at fair value	$387,302	272,180	115,122	—

13

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The Plan had $114.6 million and $115.1 million of investments in certain investment funds which are reported at fair value and categorized as level 2 in the above tables at December 31, 2009 and 2008, respectively. The Plan has concluded that the net asset value reported by the underlying funds approximates the fair value of these investments. These investments are redeemable with the fund at net asset value under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

14

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(In thousands, except shares)

Identity of issuer, borrower, lessor, or, similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
FMC Stock*	FMC Corporation Common Stock, approximately $2,856,056 shares (the costs basis of the FMC Corporation Stock at December 31, 2009 totaled $74,078)	$159,306
Clipper Fund	Stock Long-Term Growth Fund	13,001
Fidelity Blue Chip Growth Fund Class K*	Large Companies Stock Fund	12,995
Fidelity Capital and Income Fund*	Equity Income and Growth Fund	10,712
Fidelity Diversified International Fund Class K*	Growth Mutual Fund of Foreign Companies	19,313
Fidelity Freedom Funds:*
Freedom 2000 Fund	Invest in stock, bonds, and money market mutual funds	410
Freedom 2010 Fund	Invest in stock, bonds, and money market mutual funds	4,299
Freedom 2020 Fund	Invest in stock, bonds, and money market mutual funds	9,703
Freedom 2030 Fund	Invest in stock, bonds, and money market mutual funds	4,035
Freedom 2040 Fund	Invest in stock, bonds, and money market mutual funds	2,425
Freedom Income Fund	Asset allocation series funds, primarily invest in other Fidelity mutual funds	737
Fidelity Low-Priced Stock Fund Class K*	Growth Mutual Fund	16,227
Fidelity Magellan Fund Class K*	Stock Long-Term Growth Fund	7,156
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	88,006
Fidelity Puritan Fund Class K*	Stock and Bond Fund	7,329
Fidelity Retirement Government Money Market Portfolio*	Money Market Mutual Fund	17,757
Fidelity U.S. Equity Index Pool Fund*	Stock Index Fund	8,862
John Hancock Classic Value Fund I	Domestic Equity Mutual Fund	1,007
Morgan Stanley Institutional Fund Trust Mid Cap Growth	Stock Long-Term Growth Fund	11,522
Franklin Mutual Quest Fund Class Z	Stock Long-Term Growth Fund	16,399
Allianz CCM Emerging Companies Fund - Institutional Class	Growth Mutual Fund	2,208
PIMCO Total Return - Institutional Class	Bond Mutual Fund	18,595
Royce Special Equity - Institutional Class	Stock Long-Term Growth Fund	2,650
Sequoia Fund	Stock Long-Term Growth Fund	20,177
Spartan International Index Fund	International Growth Fund	5,429
Participants’ loans receivable *	Varying rates of interest, 3.25% to 9.25%	7,246

Total assets held for investment purposes		$467,506

*	Represents a party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

Signature

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

/S/ W. KIM FOSTER
W. Kim Foster
Senior Vice President and Chief Financial Officer

Date: June 25, 2010

Number in Exhibit table	Description

23.1	Consent of Independent Registered Public Accounting Firm